EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pretax income from continuing operations before income or loss from equity investees, noncontrolling interests and preferred
dividends of subsidiaries	$1,551	$1,824	$1,600	$1,443	$1,399
Add:
Total fixed charges (from below)	812	706	681	640	628
Amortization of capitalized interest(1)	—	—	—	—	—
Distributed income of equity investees	39	53	83	61	51
Pretax losses of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—
Less:
Interest capitalized	69	90	69	40	23
Preference security dividend requirements of consolidated
subsidiaries(2)	6	2	2	1	6
Noncontrolling interest in pretax income of subsidiaries that have
not incurred fixed charges	—	—	—	—	—
Total earnings for purpose of ratio	$2,327	$2,491	$2,293	$2,103	$2,049

Fixed charges:
Interest expensed and capitalized and amortization of premiums,
discounts and capitalized expenses related to indebtedness(1)	$803	$701	$677	$636	$620
Estimate of interest within rental expense	3	3	2	3	2
Preference security dividend requirements of consolidated
subsidiaries(2)	6	2	2	1	6
Total fixed charges	$812	$706	$681	$640	$628

Ratio of earnings to fixed charges	2.87	3.53	3.37	3.29	3.26

(1)
In computing this ratio, our public utilities that follow FASB ASC Topic 980, Regulated Operations, do not add amortization of capitalized interest in determining Earnings or reduce Fixed Charges by allowance for funds used during construction.

(2)
In computing this ratio, “Preference security dividend requirements of consolidated subsidiaries” represents the pretax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods. In 2017, it includes the impacts of the Tax Cuts and Jobs Act of 2017.